DISCOUNT PRINT USA, INC.

5125 W. Oquendo Rd. #9

Las Vegas, Nevada 89118

December 29, 2025

VIA EDGAR

Eranga Dias

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Discount Print USA, Inc. Request for Withdrawal Pursuant to Rule 477 of Offering Statement on Form 1-A Originally Filed October 24, 2024 Commission File No. 024-12525

Dear Mr. Dias:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Discount Print USA, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Offering Statement on Form 1-A (File No. 024-12525), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Offering Statement has not been declared qualified and no securities covered by the Offering Statement have been sold. The Company has decided not to pursue the qualification due to significant changes in the business prospects of the Company that have rendered moot the business purposes of the Offering Statement.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ronald Miller
Ronald Miller Chief Executive Officer